January 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF Pre-Effective

Amendment No. 5 to Registration Statement on Form S-1

Filed January 8, 2024

File No. 333-255175

Dear Ms. Cheng and Messrs. Dobbie, Irving and Telewicz:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on January 8, 2024 in connection with Pre-Effective Amendment No. 5 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on January 8, 2024. The comments of the Staff refer in part to the Trust’s comment response letter provided to the Staff on January 8, 2024 (the “January 8 Letter”), which responded to the comments of the Staff originally provided via e-mail on January 5, 2024.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 6 to the Trust’s Registration Statement, filed contemporaneously with this letter on January 9, 2024. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

General

1.

Staff Comment: We note your response to prior comment 1 and we reissue the comment. In a pre-effective amendment, please update your EDGAR offering data header tags to reflect that you are registering an indeterminate number of securities in accordance with Rules 456(d) and 457(u).

Response: The Sponsor has communicated with the Trust’s financial printer to confirm that the correct EDGAR offering data header tags will be included in Exhibit 107 given that the Trust intends to register an indeterminate number of securities. The Trust expects that the EDGAR offering data header tags will be corrected in Pre-Effective Amendment No. 6.

2.	Staff Comment: In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response: As requested, the Sponsor intends to submit Pre-Effective Amendment No. 6 prior to 10:00 a.m. (EST) on January 9, 2024.

Prospectus Summary

The Trust’s Service Providers

Authorized Participants, page 7

3.

Staff Comment: We note the revisions you made in response to prior comment 4 and we reissue the comment in part. Please revise here, and elsewhere in your prospectus as appropriate, to clarify, if true, that neither the Trust nor the Execution Agent have contractual arrangements with any particular Bitcoin Counterparties and that the Trust is not able to identify any particular Bitcoin Counterparties that may be selected by the Execution Agent at this time. Please also tell us how you expect to update your disclosure and inform investors once the Execution Agent has identified and selected particular Bitcoin Counterparties. In addition, please also clarify whether and to what extent any of the Bitcoin Counterparties are affiliated with or have any material relationships with any of the Authorized Participants.

Response: After consulting with the Execution Agent, the Trust has disclosed several Bitcoin Counterparties identified by the Execution Agent as Bitcoin Counterparties, Accordingly, in response to the Staff’s comment, the Trust has added the following disclosure in the “Overview of the Trust” Section:

As of January 9, 2024, JSCT, LLC, Flow Traders B.V. and Cumberland DRW LLC have been identified by the Execution Agent as Bitcoin Counterparties and have consented to be named in this Prospectus. Each of these Bitcoin Counterparties are, and any other Bitcoin Counterparty the Execution Agent, on behalf of the Trust, places orders with in the future will be, subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions, and maintain practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions. The Execution Agent, on behalf of the Trust, may engage additional Bitcoin Counterparties at any time. The Trust will include a list of Bitcoin Counterparties in the Trust’s Annual Reports on Form 10-K.

The Trust has also added substantially similar disclosures in the “The Trust’s Service Providers – The Execution Agent” Section.

In addition, the Trust notes that JSTC, LLC is affiliated with Jane Street Capital, LLC, one of the Trust’s Authorized Participants. The Trust is not aware of any other affiliations or material arrangements between the Trust’s Authorized Participants and any Bitcoin Counterparty.

Risk Factors, page 14

4.	Staff Comment: Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Response: The Trust has added a new paragraph in the Section “Risk Factors – Risks Related to the Trust and the Shares” in Pre-Effective Amendment No. 6 that reads as follows:

Authorized Participant Risk

The Trust has a limited number of financial institutions that may act as Authorized Participants and engage in creation or redemption transactions directly with the Trust, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. In the event that one or more Authorized Participants that have substantial interests in the Trust’s Shares exit the business or are unable to proceed with participation in the purchase (creation) or sale (redemption) of the Trust’s Shares, and no other Authorized Participant is able to step forward to create or redeem Creation Baskets, this may result in a significantly diminished trading market for the Shares, and the Shares may be more likely to trade at a premium or discount to the Trust’s NAV and to face trading halts and/or delisting. Further, the Trust’s Authorized Participants may act as authorized participants for a number of other digital asset ETPs. If those digital asset ETPs experience operational challenges or regulatory problems that impact or implicate one or more of the Trust’s Authorized Participants, the Trust may be adversely impacted. In addition, if one or more of the Trust’s Authorized Participants discontinue serving as an Authorized Participant with respect to the Trust but not to other digital asset ETPs, the liquidity of Shares and the value of an investment in the Shares may be adversely affected. Finally, in periods of heightened bitcoin price volatility, the Authorized Participants may not be able to effectively make markets in several impacted digital asset ETPs at once, which could lead to larger bid-ask spreads or Share price premiums and discounts. The Sponsor will monitor the activity and operations of the Trust’s Authorized Participants to identify any such potential issues.

The Execution Agent may route orders, page 26

5.

Staff Comment: We note that you use the defined term “Connected Trading Venues” in this risk factor disclosure about your Execution Agent, without identifying any specific venues. We also note that you use the same defined term on page 83 when discussing prime broker services to be provided by Coinbase, and in that instance, you list specific trading venues. Please revise to reconcile your use of this defined term and clarify whether Coinbase and the Execution Agent have identified the same trading venues.

Response: The Trust notes that the Execution Agent generally intends to purchase or sell bitcoin on behalf of the Trust through “over the counter” transactions and, in doing so, would not route orders to third party platforms. However, as noted in the disclosure regarding the Prime Broker, there may be instances where the Execution Agent opts to place orders through the Prime Broker, meaning that the orders would then be routed through the Connected Trading Venues by the Primer Broker. Accordingly, the disclosure related to “Connected Trading Venues” in the Section “Risk Factors – Cybersecurity Risks Related to Bitcoin” in Pre-Effective Amendment No. 5 was intended to reflect the potentiality of the Execution Agent utilizing the Prime Broker (and therefore have Trust orders transacted through the Connected Trading Venues by the Prime Broker), and not a circumstance where the Execution Agent itself routes orders to third party trading venues. As such, the Trust has revised that risk factor in Pre-Effective Amendment No. 6 to read as follows:

The Execution Agent may utilize the services of the Prime Broker to route Trust orders through certain Connected Trading Venues. The loss or failure of any such Connected Trading Venues may adversely affect the Execution Agent’s ability to execute the Trust’s bitcoin transactions and cause losses for the Trust.

In connection with selling bitcoin on behalf of the Trust, the Execution Agent (acting as agent of the Trust) may elect to route bitcoin purchase or sale orders to a trading platform operated by Coinbase, Inc., the Prime Broker. The Prime Broker provides access to a number of trading platforms and venues where the Execution Agent, acting on behalf of the Trust, may execute orders to buy and sell bitcoin (each such venue, a “Connected Trading Venue”). In connection with these activities, the Prime Broker may hold bitcoin with such Connected Trading Venues for a short time in order to effect the Trust’s orders. If the Prime Broker were unable to access to these Connected Trading Venues, its trading services (and therefore the Execution Agent’s services as well) could be adversely affected to the extent that the Execution Agent is limited in its ability to execute order flow for the Trust, and the Trust could suffer resulting losses or disruptions to its operations. While the Prime Broker has policies and procedures to oversee Connected Trading Venues, if any of these venues experience any technical, legal, regulatory or other adverse events, such as shutdowns, delays, system failures, suspension of withdrawals, illiquidity, insolvency, or loss of customer assets, the Execution Agent, on behalf of the Trust, might not be able to fully recover the Trust’s bitcoin.

The Trust supplementally confirms that the Execution Agent has not separately identified any Connected Trading Venues, as orders would only be routed to Connected Trading Venues if the Execution Agent first utilized the Prime Broker. Therefore, the Connected Trading Venues identified by the Prime Broker in the “Custody of the Trust’s Bitcoin” Section are the only third party platforms through which Trust orders for the purchase or sale of bitcoin would be routed, and only when the Execution Agents opts to transact through the Prime Broker.

Further, the Trust has revised the definition of “Connected Trading Venues” in the definition section of Pre-Effective Amendment No. 6 to read as follows:

“Connected Trading Venue”: Third-party trading platform or other trading venue where the Prime Broker routes orders to buy and sell bitcoin on behalf of the Trust if the Execution Agent opts to utilize the Prime Broker to execute such orders.

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike
Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC

Adam Henkel, Invesco Capital Management LLC

Will McAllister, Invesco Capital Management LLC

Michael Murphy, Invesco Capital Management LLC

Brian D. McCabe, Ropes & Gray LLP

Edward Baer, Ropes & Gray LLP